UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2014 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein.

Exhibit No.	Description
99.1
Audited consolidated balance sheets of ClientConnect Ltd. as of December 31, 2012 and 2013, and Audited consolidated statements of income, change in shareholders' equity and cash flows of ClientConnect Ltd. for the years ended December 31, 2011, 2012 and 2013

99.2	Unaudited pro forma combined financial data of Perion Network Ltd. and ClientConnect Ltd. as of and for the year ended December 31, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: April 18, 2014

Exhibit Index

Exhibit No.	Description
99.1
Audited consolidated balance sheets of ClientConnect Ltd. as of December 31, 2012 and 2013, and Audited consolidated statements of income, change in shareholders' equity and cash flows of ClientConnect Ltd. for the years ended December 31, 2011, 2012 and 2013

99.2	Unaudited pro forma combined financial data of Perion Network Ltd. and ClientConnect Ltd. as of and for the year ended December 31, 2013